

May 22, 2015

Michael Warsinske
Chief Executive Officer
SYDYS Corporation
7 Orchard Lane
Lebanon, NJ 08833

      Re: **SYDYS Corporation**
               Form 10-Q for the Period ended March 31, 2015
               Filed May 15, 2015
               File No. 000-51727

Dear Mr. Warsinske:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. Based upon on the disclosure in your quarterly report, it appears that the Company no longer produces original content for its websites. Because this was a major part of your business, it would appear that your decision to cease producing original content may have triggered the filing of an Item 2.01 Completion of Acquisition or Disposition of Assets, an Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant, and/or an Item 2.05 Form 8-K Costs Associated with Exit or Disposal Activities. Please advise.

Item 2:   Management's Discussion and Analysis of Financial Condition and Results of Operation.

OverAdMedia, page 11

2.   We note that in April 2015 the Company made the strategic decision to take down the URL's associated with the owned and operated website publishing activities and as a result you have abandoned the revenue generating portion of your business model. It appears that this is a material disposition which would require you to file pro forma financial information in a Form 8-K reporting the disposition. Tell us your consideration to file pro forma financial information giving effect to the disposition.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Charles Eastman, Staff Accountant at 202-551-3794 or Ivette Leon, Assistant Chief Accountant at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at 202-551-3208 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Elliot Taylor, Esq.
       Taylor & Associates, Inc.